As filed with the Securities and Exchange Commission on July 29, 1998.
                                                 Registration No. 333-59095
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                               VAALCO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                            76-0274813
   (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)             Identification No.)

              4600 POST OAK PLACE, SUITE 309, HOUSTON, TEXAS 77027
                            TELEPHONE: (713) 623-0801
          (Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

                              W. RUSSELL SCHEIRMAN
              4600 POST OAK PLACE, SUITE 309, HOUSTON, TEXAS 77027
                            TELEPHONE: (713) 623-0801
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)
                                -----------------
                                   COPIES TO:
                             BUTLER & BINION, L.L.P.
                           1000 LOUISIANA, SUITE 1600
                              HOUSTON, TEXAS 77002
                         ATTN: GEORGE G. YOUNG III, ESQ.
                            TELEPHONE: (713) 237-3111
                            TELECOPY: (713) 237-3202

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

      If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------
                                   PROPOSED
                                   MAXIMUM    PROPOSED MAXI-
TITLE OF CLASS OF                  OFFERING   MUM AGGREGATE       AMOUNT OF
 SECURITIES TO BE   AMOUNT TO BE  PRICE PER     OFFERING       REGISTRATION
    REGISTERED       REGISTERED     UNIT         PRICE              FEE
----------------------------------------------------------------------------
Common Stock,
  $.10 par value     5,745,325      $2.53(1)   $14,535,672(1)     $4,288.02(2)
Common Stock,
  $.10 par value(3)    120,000      $2.13(4)   $   255,600(4)     $   75.40
----------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the closing bid and asked price per share on the OTC Bulletin Board on July 10, 1998.

(2)   Previously paid.

(3) Pursuant to this Amendment, the Registrant is registering an additional 120,000 shares of Common Stock, $.10 par value per share.

(4) Estimated soley for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the closing bid and asked price per share on the OTC Bulletin Board on July 24, 1998.
================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

PROSPECTUS
                  SUBJECT TO COMPLETION, DATED JULY 29, 1998

                                5,865,325 Shares

                               VAALCO ENERGY, INC.

                                  COMMON STOCK

      The shares of common stock offered hereby (the "Offered Securities") are shares of common stock, par value $.10 per share ("Common Stock"), of VAALCO Energy, Inc., a Delaware corporation (the "Company"), owned by certain stockholders of the Company. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the Offered Securities hereby.

      The Company's Common Stock trades on the OTC Bulletin Board under the symbol "VEIX." On July 24, 1998, the average of the closing bid and asking price of a share of the Common Stock on the OTC Bulletin Board was $2.13 per share.

      The Offered Securities may be offered and sold from time to time by Selling Stockholders through brokers or to dealers or directly to one or more purchasers in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. The Offered Securities may be sold from time to time in transactions on the OTC Bulletin Board at the market price then prevailing although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and brokers executing selling orders on behalf of the Selling Stockholders and dealers to whom the Selling Stockholders may sell may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended ("Securities Act"), in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act. Although each Selling Stockholder may sell all or a portion of the shares of Common Stock offered hereby, no Selling Stockholder is required to make any such sale. See "Plan of Distribution" for further information concerning the plan of distribution of the Offered Securities.

      The expenses of registration incurred in connection with this offering, estimated at $50,000, will be paid by the Company, but all selling and other expenses incurred by Selling Stockholders will be borne by such Selling Stockholders. See "Plan of Distribution."

      PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," BEGINNING ON PAGE 3.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JULY   , 1998.

                              AVAILABLE INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement and the Exhibits thereto. The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and its regional offices at Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

      The Company provides its security holders an annual report containing audited financial statements for the fiscal year covered thereby. Such report usually is provided within 120-days after the end of the Company's most recent fiscal year.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's (i) annual report on Form 10-KSB for the fiscal year ended December 31, 1997, filed on March 30, 1998, as supplemented by Form 10-KSB/A, filed May 15, 1998, (ii) the Company's quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 1998, (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 10 (Reg. No. 0-20928) as amended by a Form 8 filed by the Company with the Commission on January 7, 1993 and a Form 8 filed by the Company with the Commission on January 25, 1993, (iv) the Company's Definitive Proxy Statement filed on June 4, 1998 relating to the Annual Meeting of Stockholders on June 24, 1998, (v) the Company's current report on Form 8-K dated March 4, 1998, and (vi) the Company's current report on Form 8-K filed on May 6, 1998, as supplemented by Form 8-K/A filed on May 29, 1998, are hereby incorporated herein by reference.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering covered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, in any supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or replaces such statement. Any such statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. All such requests should be directed to VAALCO Energy, Inc., 4600 Post Oak Place, Suite 309, Houston, Texas 77027, Attention: Investor Relations Department, telephone number (713) 623-0801.

                                   THE COMPANY

      VAALCO Energy, Inc., a Delaware corporation (the "Company" or "VAALCO"), is engaged in the acquisition, exploration, development and production of oil and gas properties. VAALCO owns producing properties and conducts exploration activities internationally in the Philippines and domestically in the Texas Gulf Coast area, and has recently begun international exploration activities in Gabon, West Africa. VAALCO recently acquired a 7.5% interest in Hunt Overseas Exploration Company, L.P., which has exploration prospects in a number of international areas. The Company has also recently entered into a joint venture agreement to engage in the exploration of oil and gas properties in the United States, primarily in the onshore Gulf Coast area, including Alabama, Mississippi and Louisiana.

      The Company's executive offices are located at 4600 Post Oak Place, Suite 309, Houston, Texas 77027, telephone number (713) 623-0801.

                               RECENT DEVELOPMENTS

      GABON DISCOVERY. In June 1998, the Company successfully drilled its first exploration well offshore southern Gabon, West Africa. The well, located in the block covered by the Etame Marin Permit ("Permit"), tested at 3.5 MBbls/day (0.6 net to the Company), and is temporariliy shut-in pending evaluation of the well results. The well is located just north of hydrocarbon accumulations in Tehibala North and Tehibala South which were identified in the 1970s but deemed non-commercial at that time. The Company has identified several other prospects in the block, and believes that this block has the potential to add significantly to the Company's reserves if initial interpretations prove correct.

      The Company is the operator of the Permit and owns a 17.85% working interest. Western Atlas Afrique Ltd. has a 65% working interest and three additional partners collectively own the remaining 17.15% working interest. Under the terms of the Permit, the Gabonese government has the option to participate with up to a 7.5% working interest in the development of any commercial discoveries on the block which, if exercised, would reduce proportionately the interest of the other participants.

      HUNT TRANSACTION/ PRIVATE PLACEMENT. On April 21, 1998, the Company completed the acquisition of 1818 Oil Corp. from The 1818 Fund II, L.P. ("Fund") in exchange for 10,000 shares of the Company's preferred stock ("Preferred Stock") convertible into 27.5 million shares of Common Stock. The general partner of the Fund is Brown Brothers Harriman & Co. The principal assets of 1818 Oil Corp. are a limited partner interest in Hunt Overseas Exploration Company, L.P. ("Hunt"), a partnership engaged in the exploration for oil internationally, and $12.6 million in cash. The cash held by 1818 Oil Corp. will be used to fund its obligations to make capital contributions to Hunt.

      Simultaneously with the acquisition of 1818 Oil Corp., VAALCO completed a private placement of 5.2 million shares of Common Stock for estimated net proceeds of $9.5 million. Of such shares, 3,763,441 were acquired by the Fund as part of the acquisition of the 1818 Oil Corp. and the balance was acquired by institutional investors. Proceeds of the offering were allocated to fund VAALCO's capital budget for 1998.

      As a result of the acquisition of 1818 Oil Corp. and the private placement, the Fund beneficially owns approximately 64% of the outstanding shares of VAALCO, assuming conversion of the Preferred Stock. Pursuant to rights granted in the Preferred Stock, the Fund has appointed T. Michael Long, Lawrence Tucker and Walter Grist to VAALCO's Board of Directors. See "Risk
Factors--Control by Major Stockholder."

      FORMATION OF JOINT VENTURE. In April 1998, VAALCO also completed the formation of a joint venture with Paramount Petroleum Company ("Paramount") and Robert Schneeflock, the owner of Paramount, to explore for oil and gas primarily in the onshore Gulf Coast area.

                                  RISK FACTORS

      PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES SHOULD CAREFULLY CONSIDER, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS THAT MAY AFFECT THE COMPANY.

CONTROL BY MAJOR STOCKHOLDER

      Currently, the Fund owns Common Stock and Preferred Stock which votes as a class with the Common Stock on an as converted basis, and which, in the aggregate, represents approximately 64% of the outstanding voting power of the Company on an as converted basis (excluding options and warrants). In addition, the terms of the Preferred Stock held by the Fund provide that while the Preferred Stock is outstanding, the holders of Preferred Stock voting together as a class will be entitled to elect three directors of the Company. Accordingly, the Fund is able to control all matters submitted to a vote of the stockholders of the Company, including the election of directors.

      The Company's Bylaws contain provisions which require that at least a majority of the directors constituting the entire Board of Directors, which majority must include at least one of the directors elected by the holders of Preferred Stock, approve each of the following transactions effected by either the Company or, as applicable, any subsidiary of the Company: any issuance of or agreement to issue any equity securities, including securities convertible into or exchangeable for such equity securities (other than issuances pursuant to an employee benefit plan); the declaration of any dividend; the incurrence, assumption of or refinancing of indebtedness; the adoption of any employee stock option or similar plan; entering into employment or consulting agreements with annual compensation exceeding $100,000; any merger or consolidation; the sale, conveyance, exchange or transfer of the voting stock or all or substantially all of the assets; the sale or other disposition to another person, or purchase, lease or other acquisition from another person, of any material assets, rights or properties; certain expenditures in excess of $300,000; the formation of any entity that is not wholly-owned by the Company; material changes in accounting methods or policies; any amendment, modification or restatement of the certificate of incorporation or bylaws; the settlement of any claim or other action against the Company or subsidiary in an amount in excess of $50,000; approval or amendment of the annual operating budget; any other action which is not in the ordinary course of business; and the agreement to take any of the foregoing actions. Accordingly, none of the foregoing actions can be taken by the Company without the approval of at least one director designated by the holders of the Preferred Stock.

VOLATILITY OF OIL AND GAS PRICES AND MARKETS

      The Company's revenues, cash flow, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas. The Company's ability to borrow funds and to obtain additional capital on attractive terms is also substantially dependent on oil and gas prices. The Company's production in the Philippines (representing substantially all of the Company's oil production since 1994) is from mature offshore fields with high production costs. The Company's margin on sales from these fields (the price received for oil less the production costs for the oil) is lower than the margin on oil production from many other areas. As a result, the profitability of the Company's production in the Philippines is affected more by changes in prices than production located in other areas. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company.

These factors include international political conditions, the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the availability and capacity of gas gathering systems and pipelines, the effect of federal, state and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect the Company's ability to market its oil and gas production. Any significant decline in the price of oil or gas would adversely affect the Company's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Company's oil and gas properties and its planned level of capital expenditures.

      The recent downturn in certain of the economies in Asia has resulted in a substantial oversupply of crude oil products in the area. The Company's Philippine production competes as an energy source with crude oil products, so the price received for the Company's production is being adversely affected by market instability and the current oversupply of crude oil products in the area. For example, average prices during the first quarter of 1998 were $7.50 per Bbl, compared with $9.00 per Bbl in the first quarter of 1997. Although the Company believes the oversupply of crude oil products will not be permanent, no assurances can be given as to the amount of time that will be required to return the supplies of crude oil products to normal.

REPLACEMENT OF RESERVES

     The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the estimated net proved reserves of the Company will generally decline as reserves are produced. there can be no assurance that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economic finding costs. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. In addition, the Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, political instability, economic/currency imbalances, compliance with governmental requirements and shortages or delays in the delivery of equipment and availability of drilling rigs. Certain of the Company's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Company has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties.

SUBSTANTIAL CAPITAL REQUIREMENTS

      The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash flow from operations, asset sales, private sales of equity, bank borrowings and purchase money debt. The Company believes that it will have sufficient capital to finance planned capital expenditures through June 1999. If revenues decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, the Company may have limited ability to finance planned capital expenditures in the future. There can be no assurances that additional equity financing or cash generated by operations or borrowings will be available to meet these requirements.

      The Company has committed to invest $3.0 million in the Paramount joint venture, of which $0.7 million has already been funded. There can be no assurance that the Company will realize a return on this investment or that the Company's investment in the Paramount joint venture will be successful.

HISTORY OF LOSSES

      Without giving effect to the acquisition of 1818 Oil Corp., the Company incurred net losses (after preferred dividends requirement) of $12.3 million, $8.2 million, $7.2 million and $0.6 million for each of the years ended December 31, 1993, 1994, 1995 and 1996, respectively. In addition, 1818 Oil Corp. had net losses of $0.2 million, $1.0 million and $16.0 million for each of the years ended December 31, 1995, 1996 and 1997, respectively and $0.4 million for the three months ended March 31, 1998 (unaudited). No assurance can be made that the Company will operate profitably in the future. The likelihood of the Company's future profitability must be considered in light of the financial, business and operating risks, expenses, difficulties, and delays frequently encountered in connection with the oil and gas acquisition, exploration, development and production business in which the Company is engaged. The financial statements incorporated by reference herein do not include any adjustments that may result from these uncertainties.

DRILLING RISKS

      Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

OPERATING HAZARDS AND UNINSURED RISKS

      The oil and gas business involves a variety of operating risks, including fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The Company's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The relatively deep offshore drilling conducted by the Company overseas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The impact that any of these risks may have upon the Company is increased due to the low number of producing properties owned by the Company. The Company and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavorable event not fully covered by insurance could have a material adverse effect on the Company's financial condition and results of operations. Furthermore, the Company cannot predict whether insurance will continue to be available at a reasonable cost or at all.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS

      There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating the underground accumulations of oil and gas that cannot be measured in an exact manner. The estimates incorporated by reference in this Prospectus are based on various assumptions required by the Commission, including unescalated prices and costs and capital expenditures, and, therefore, are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves, In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development, availability of funds to acquire additional reserves, prevailing oil and gas prices and other factors. Moreover, the calculation of the estimated present value of the future net revenue using a 10% discount rate as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general.

      It is also possible that reserve engineers may make different estimates of reserves and future net revenues based on the same available data. In calculating reserves on a BOE basis, gas was converted to oil at the ratio of six Mcf of gas to one Bbl of oil. While this conversion ratio approximates the energy equivalent of oil and gas on a Btu basis, it may not represent the relative prices received by the Company on the sale of its oil and gas production.

      The estimated future net revenues attributable to the Company's net proved reserves are prepared in accordance with Commission guidelines, and are not intended to reflect the fair market value of the Company's reserves. In accordance with the rules of the Commission, the Company's reserve estimates are prepared using period end prices received for oil and gas. The estimated quantities and present values of the Company's reserves at December 31, 1996 would have been lower if prices in effect on December 31, 1997 were used to calculate such quantities and present values. Future reductions in prices below those prevailing at year end 1997 would result in the estimated quantities and present values of the Company's reserves being further reduced.

      A substantial portion of the Company's proved reserves are or will be subject to service contracts, production sharing contracts and other arrangements. See "--Foreign Operations." The quantity of oil and gas the Company will ultimately receive under these arrangements will differ based on numerous factors, including the price of oil and gas, production rates, production costs, cost recovery provisions and local tax and royalty regimes. Changes in many of these factors do not affect estimates of U.S. reserves in the same way they affect estimates of proved reserves in foreign jurisdictions, or will have a different effect on reserves in foreign countries than in the United States. As a result, proved reserves in foreign jurisdictions may not be comparable to proved reserve estimates in the United States.

FOREIGN OPERATIONS

      The Company's international assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, if a dispute arises with foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the United States.

      The Company's private ownership of oil and gas reserves under oil and gas leases in the United States differs distinctly from its ownership of foreign oil and gas properties. In the foreign countries in which the Company does business, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, operations outside the United States may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses, participation options and other charges.

      Certain of the Company's producing properties are located offshore Palawan Island in the Philippines, and, consequently, a portion of the Company's assets is subject to regulation by the government of the Philippines. Although there has been unrest and uncertainty in the Philippines, to date, the country's Office of Energy Affairs has been largely unaffected by political changes. The Company has operated in the Philippines since 1985 and believes that it has good relations with the current Philippine government. However, there can be no assurance that present or future governmental regulation in the Philippines will not materially adversely affect the operations or cash flows of the Company.

      All of the Company's current Philippine producing properties are located in fields covered under Service Contract 14. To obtain favorable tax treatment, at least 15% of Service Contract 14 must be owned by Philippine nationals. Residents of the Philippines currently own in excess of 15% of Blocks A, B, C and D of Service Contract 14, including 71% of Block C. The Company's ability to export oil produced in the Philippines is restricted by the terms of Service Contract 14. The Company currently sells its oil production within the Philippines and therefore may be exposed to foreign currency risk.

INVESTMENT IN HUNT

      The Company is a limited partner in Hunt. Generally, all decisions concerning the operations of Hunt are made by the general partner without the consent or input of the limited partners. Accordingly, the Company is not able to influence decisions with respect to operations of Hunt, including decisions regarding the purchase of concessions and other interests, exploration and development operations (including the location, testing, completing or plugging and abandoning of wells, as well as the gathering of seismic and other geophysical data), farm out and other participation agreements, the acquisition or sale of real and personal property, insurance coverage, bank and other financings and other matters significant to the operations of Hunt.

      The exploration activity of Hunt is ongoing. To date, Hunt's exploration activities have not resulted in the discovery of any commercial oil or gas reserves. No assurance can be given that Hunt's activities will ever result in any commercial production or that the Company will realize a return on its investment in Hunt. Hunt's operations are subject to risks applicable to the oil and gas industry in general as well as to risks inherent in foreign operations, and are subject to many of the risks disclosed herein under "Risk Factors" including, without limitation, "--Foreign Operations," "--Volatility of Oil and Gas Prices and Markets," "--Replacement of Reserves," "--Drilling Risks," "--Operating Hazards and Uninsured Risks," "--Uncertainties in Estimating Reserves and Future Net Cash Flows," "--Environmental and Other Regulations" and "--Acquisition Risks."

ENVIRONMENTAL AND OTHER REGULATIONS

      The Company's business is regulated by the laws and regulations of the United States, Philippines and Gabon. In addition, Hunt does business in and is subject to the laws and regulations of other foreign countries. These laws and governmental regulations, which cover matters including drilling operations, taxation and environmental protection, may be changed from time to time in response to economic or political conditions. See "--Foreign Operations."

      The Company's domestic operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company's domestic operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. In addition, the Company could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on the Company's financial condition, results of operations and liquidity. The Company maintains insurance coverage for its operations, including limited coverage for sudden environmental damages, but does not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Moreover, the Company does not believe that insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, the Company may be subject to liability or may lose substantial portions of its properties in the event of certain environmental damages. The Company could incur substantial costs to comply with environmental laws and regulations.

      A substantial portion of the Company's producing properties are located offshore. The costs to abandon offshore wells may be substantial. For financial accounting purposes the Company accrues a per BOE charge over the life of a field to cover such abandonment costs. No assurances can be given that such reserves will be sufficient to pay such costs in the future as they are incurred.

      The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on the Company.

      The recent trend toward stricter standards in environmental legislation and regulation in the U.S. is likely to continue. For instance, legislation has been introduced in Congress that would reclassify certain exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company.

      In addition, while the Company believes that it is currently in compliance with environmental laws and regulations applicable to the Company's operations in the Philippines and Gabon, no assurances can be given that the Company will be able to continue to comply with such environmental laws and regulations without incurring substantial costs.

ACQUISITION RISKS

The Company intends to continue acquiring oil and gas properties. Although the Company performs a review of the acquired properties that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Company will focus its due diligence efforts on the higher valued properties and will sample the remainder. however, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Company may be required to assume preclosing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. There can be no assurance that the Company's acquisitions will be successful.

LIMITED TRADING MARKET

      At the present time, the Common Stock is not quoted on the Nasdaq Stock Market, Inc. ("NNM") or listed on any national stock exchange. Although the Common Stock currently trades on the OTC Bulletin Board, the trading volume has not been substantial and there can be no assurance as to the liquidity or sustainability of the market for the Common Stock or the ability of stockholders to sell Common Stock at any price. Future trading prices of the Common Stock will depend on many factors including, among others, prevailing market conditions and the Company's operating results. The Company does not currently meet the requirements of the NNM. There can be no assurance that the Common Stock will meet these listing requirements and that it will be accepted for trading on the NNM or on any national stock exchange.

     As of June 15, 1998, 27,500,000 shares of Common Stock were issuable to the Fund upon conversion of the Preferred Stock, 1,445,325 shares of Common Stock were issuable upon the exercise of certain outstanding warrants and 2,075,000 shares of Common Stock were issuable upon the exercise of certain employee stock options. All of such shares may be exercised or converted within sixty days of the date of this Prospectus. In addition, the Fund has certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock. The Common Stock being offered pursuant to this Prospectus represents approximately 27% of the Company's total outstanding securities (excluding options, warrants held by persons other than Jefferies and Company, Inc. and outstanding Preferred Stock conversion rights). All of these common shares, to the extent that they are eligible or appear to be eligible for sale in the public market, could have a materially adverse effect on the market price of the Common Stock and therefore make it more difficult to sell equity securities. The Company may issue additional equity securities in order to fund working capital requirements and for other purposes. To the extent the Company does so, existing stockholders may experience substantial dilution, particularly if the terms of such issuance include discounts to market prices or the issuance of convertible securities.

RELIANCE ON KEY PERSONNEL

      The Company is highly dependent upon its executive officers and key employees, particularly Messrs. Gerry, Walston and Scheirman. Moreover, the Company's investment in the Paramount joint venture is highly dependent upon Robert Schneeflock. The unexpected loss of the services of any of these individuals could have a detrimental effect on the Company. The Company has entered into employment agreements with Messrs. Gerry and Scheirman which will terminate in August 1998. The Company does not maintain key man life insurance on any of its employees.

QUALIFICATION OF NET OPERATING LOSS CARRY FORWARD

      As of December 31, 1996, the Company had a net operating loss carry forward of $13.2 million for federal income tax purposes, and 1818 Oil Corp. had a net operating loss carry forward of from $10 million to $12 million. As a result of the acquisition of the capital stock of 1818 Oil Corp., the net operating loss of the Company which may be used to offset future taxable income will be limited to $1.6 million during any year. The net operating losses of 1818 Oil Corp. were not affected by the acquisition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This Prospectus, including the documents incorporated by reference herein and the exhibits hereto and thereto, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"). All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including without limitation, statements regarding the Company's financial position, reserve quantities and net present values, business strategy, plans and objectives of management of the Company for future operations are forward-looking statements. Although the Company believes that the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such assumptions will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed above and elsewhere in this Prospectus as well as in periodic reports filed by the Company under the Exchange Act. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                              SELLING STOCKHOLDERS

      The following table sets forth as to each Selling Stockholder: (i) such Stockholder's name and relationship to the Company, (ii) the number of shares of Common Stock beneficially owned as of June 30, 1998, (iii) the number of shares of Common Stock to be sold pursuant to this Prospectus, and (iv) the number and percent of shares of Common Stock beneficially owned after the offering, assuming all of the Offered Shares are sold. The Selling Stockholders reserve the right to reduce the number of shares of Common Stock offered for sale or to otherwise decline to sell any or all of the Offered Securities registered hereunder.

                                     SHARES
                                  BENEFICIALLY  SHARES TO    SHARES   PERCENT OF
                                     OWNED        BE SOLD     OWNED     CLASS
                                    PRIOR TO      IN THE      AFTER     AFTER
NAME                                OFFERING     OFFERING    OFFERING  OFFERING
----                                ---------    --------    --------  --------
Jacob D. Landry (1) ............     100,000     100,000         0         *

Emmett M. Murphy (1) ...........     200,000     200,000         0         *

Centennial Energy Partners,
  L.P. (2) .....................     387,500     387,500         0         *

Tercentennial Energy Partners,
  L.P. (3) .....................     262,500     262,500         0         *


Quadrennial Partners, L.P. (4) .      75,000      75,000         0         *


Investment 11 L.L.C. (1) .......      25,000      25,000         0         *


L. Zachary Landry (1) ..........      30,000      30,000         0         *

Avocet Capital Management (1)...     300,000     300,000         0         *


Sands Partnership No. 1 (5) ....   1,020,000   1,020,000         0         *


Sandpiper & Co. (1) ............   1,500,000   1,500,000         0         *

David D. May (1) ...............      50,000      50,000         0         *

                                     SHARES
                                  BENEFICIALLY  SHARES TO    SHARES   PERCENT OF
                                     OWNED        BE SOLD     OWNED     CLASS
                                    PRIOR TO      IN THE      AFTER     AFTER
NAME                                OFFERING     OFFERING    OFFERING  OFFERING
----                                ---------    --------    --------  --------
Sanford B. Prater (1) ..........     100,000     100,000         0         *

Philip J. Hempleman (1) ........     250,000     250,000         0         *

Boyd L. Jefferies
  Sharon K. Jefferies JTWOS (1)       50,000      50,000         0         *

W.S. Farish & Company (6) ......     100,000     100,000         0         *

C. Daniel Walker (6) ...........      50,000      50,000         0         *

James M. Harrison (6) ..........      50,000      50,000         0         *

Ashok N. Vasvani  and
  Bansie Vasvani JTWROS (6) ....      50,000      50,000         0         *

Richard B. Coons (6) ...........      50,000      50,000         0         *

Magowan Family Foundation (6) ..      75,000      75,000         0         *

Magowan Profit Sharing Plan (6).      25,000      25,000         0         *

Saroc Oil Company (6) ..........     150,000     150,000         0         *

Meridian Fund, Ltd. (6) ........     200,000     200,000         0         *

Lee Global Energy Fund (6) .....      50,000      50,000         0         *

W.I. Lee (6) ...................      50,000      50,000         0         *

George T. Graves III IRA (6) ...      20,000      20,000         0         *

Global Undervalued Securities
  Fund L.P. (6) ................     100,000     100,000         0         *

Jefferies & Company, Inc. (7) ..     220,655     220,655         0         *

Joseph Francis Maly, Jr. (8) ...       2,788       2,788         0         *

L. Kevin Dann (8) ..............      17,000      17,000         0         *

Shauvik Kundagrami and
Joya M Kundagrami JTWROS (8) ...       2,788       2,788         0         *

John W. Sinders, Jr. and
Lisa P. Sinders JT TEN (8) .....      18,588      18,588         0         *

Andrew R. Whittaker and
Stephani Whittaker JTWROS (8) ..       6,506       6,506         0         *

Thomas W. Pritchard and
Haifleigh Pritchard JT TEN (8)..      57,073      57,073         0         *

George Austin Miller (8) .......       2,504       2,504         0         *

John Sebastian (8) .............      11,388      11,388         0         *

Daniel Conwill, IV (8) .........      40,607      40,607         0         *

Chris M. Karnoff and
Mary Ellen Karnoff JTWROS (8)...      40,608      40,608         0         *

Timothy V.F. Straus (8) ........      11,388      11,388         0         *

Robert W. Carrington, Jr. (8)...      12,432      12,432         0         *

Joan C. Moravick (8)............       1,000       1,000         0         *

William E. Pritchard III (9)....       1,000     100,000      900.000  4.14%(10)
               Total:              ---------   ---------     --------- ---------
                                   6,765,325   5,865,325      900.000  4.14%

---------------------
* The percentage of shares of Common Stock owned by the Selling Stockholder before and after the offering is less than 1%.

(1) The shares of Common Stock beneficially owned prior to the offering were purchased in a private placement which was consummated in July 1997 ("1997 Placement"). The shares are included in the Registration Statement of which this Prospectus is a part pursuant to a Registration Rights Agreement dated July 28, 1997 by and among the Company, Jefferies & Company, Inc. ("Jefferies") and certain purchasers listed therein ("1997 Agreement").

(2) Of the 387,500 shares of Common Stock beneficially owned by Centennial Energy Partners, L.P. prior to the offering, 250,000 were purchased in the 1997 Placement and are included herein pursuant to the 1997 Agreement and 137,500 were purchased in a private placement which was consummated in April 1998 ("1998 Placement") and are included herein pursuant to a Registration

     Rights Agreement dated April 21, 1998 by and among the Company, Jefferies and certain purchasers listed therein ("1998 Agreement").

(3) Of the 262,500 shares of Common Stock beneficially owned by Tercentennial Energy Partners, L.P. prior to the offering, 175,000 were purchased in the 1997 Placement and are included herein pursuant to the 1997 Agreement and 87,500 were purchased in the 1998 Placement and are included herein pursuant to the 1998 Agreement.

(4) Of the 75,000 shares of Common Stock beneficially owned by Quadrennial Partners, L.P. prior to the offering, 50,000 were purchased in the 1997 Placement and are included herein pursuant to the 1997 Agreement and 25,000 were purchased in the 1998 placement and are included herein pursuant to the 1998 Agreement.

(5) Of the 1,020,000 shares of Common Stock beneficially owned by Sands Partnership No. 1 prior to the offering, 920,000 were purchased in the 1997 Placement and are included herein pursuant to the 1997 Agreement and 100,000 were purchased in the 1998 Placement and are included herein pursuant to the 1998 Agreement.

(6) The shares of Common Stock beneficially owned prior to the offering were purchased in the 1998 Placement. The shares are included in the Registration Statement of which this Prospectus is a part pursuant to the 1998 Agreement.

(7) The shares of Common Stock beneficially owned by Jefferies are issuable to Jefferies upon the exercise of (i) a warrant to purchase 120,655 shares of Common Stock at an exercise price of $1.00 per share granted to Jefferies for services rendered as placement agent in connection with the 1997 Placement and (ii) a warrant to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share granted to Jefferies for services rendered as placement agent in connection with the 1998 Placement.

(8) These shares of Common Stock beneficially owned are issuable upon the exercise of a warrant to purchase shares of Common Stock at an exercise price of $1.00 per share. The warrant was initially issued for 120,655 shares to Jefferies for services rendered as placement agent in connection with the 1997 Placement. Jefferies subsequently transferred warrants for 224,670 shares to several of its employees or former employees who hold or held executive positions.


(9) The shares of Common Stock beneficially owned by William E. Pritchard III, a former officer of the Company, are issuable upon the exercise of warrants that were granted to purchase shares of Common Stock in September 1996.
     The warrants consist of the right to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, 250,000 shares of Common Stock at an exercise price of $2.50 per share, 250,000 shares of Common Stock at an exercise price of $5.00 per share, and 250,000 shares of Common Stock at an exercise price of $7.50 per share. The warrants are completed vested. None of the warrants had been exercised as of July 29, 1998.

(10) Based on the 20,749,964 shares issued and outstanding as of June 30, 1998 and the 1,000 shares issuable upon exercise of the warrants granted to William E. Pritchard III in September 1996.

                                 USE OF PROCEEDS

      All proceeds from the sale of the Offered Securities will go to the Selling Stockholders. The Company will not receive any consideration for the sale of the Offered Securities registered hereunder.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

      The Company's authorized Common Stock consists of 100,000,000 shares of Common Stock, par value $.10 per share, ("Common Stock") of which as of June 30, 1998, 20,749,964 shares were issued and outstanding and 31,020,325 shares were reserved for issuance upon exercise of outstanding options, warrants and Preferred Stock conversion rights. Holders of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock issued by the Company.

      Holders of the Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of Preferred Stock. No dividend may be declared or paid on the Common Stock, and no Common Stock may be purchased by the Company, unless all accrued and unpaid dividends on the outstanding Preferred Stock have been paid, except for a purchase of shares of the Common Stock by the Company pursuant to Rule 13e-4(h)(5) of the Exchange Act. In the event of liquidation, holders of the Common Stock are entitled to share pro rata in any distribution of the Company's assets remaining after payment of liabilities, subject to the preferences and rights of the holders of the Preferred Stock. All of the outstanding shares of the Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.

PREFERRED STOCK

      The Restated Certificate of Incorporation (the "Certificate") of the Company permits the Board to establish by resolution one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences, powers, qualifications, restrictions and limitations as may be fixed by the Board without any further stockholder approval. Such rights, preferences, powers, qualifications, restrictions and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

      The Company's authorized preferred stock consists of 500,000 shares, par value $25.00 per share. Currently, 10,000 shares of Convertible Preferred Stock, Series A, par value $25.00 per share ("Preferred Stock") are issued and outstanding. The Preferred Stock ranks prior to all other classes and series of junior stock of the Company, including the Common Stock, with respect to rights on liquidation, dissolution or winding up.

      DIVIDENDS AND DISTRIBUTIONS. In the event that the Company declares a cash dividend or makes any other distribution to holders of the Common Stock, the holder of each share of Preferred Stock will be entitled to receive a dividend or distribution in an amount equal to the amount of the dividend or distribution received by a holder of the number of shares of Common Stock for which such share of Preferred Stock is convertible.

      VOTING RIGHTS. Each share of Preferred Stock entitles the owner thereof to vote at all special and annual meetings of stockholders, or in connection with any stockholder action taken in lieu of a meeting of stockholders, on all matters voted on by holders of Common Stock, including the election of directors, voting together as a single class with all other shares entitled to vote thereon. Each holder of Preferred Stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast if the holder had converted his shares of Preferred Stock into Common Stock on the applicable record date. In addition, the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Preferred Stock, voting separately as a single class, is necessary to (i) authorize, adopt or approve any amendment to the Certificate of Incorporation that would increase or decrease the par value of the shares of Preferred Stock or alter or change the powers, preferences or special rights of the shares of Preferred Stock; (ii) amend, alter or repeal the Certificate of Incorporation so as to affect the shares of Preferred Stock adversely; or (iii) authorize, increase the authorized number of shares of, or issue any additional shares of Preferred Stock. Holders of Preferred Stock have the exclusive right, voting separately as a single class, to elect three directors of the Company, one of which director shall be elected to each of the Company's three classes, until such time as the number of outstanding shares of Preferred Stock represent on a fully-diluted basis less than 5% of the total number of shares of Common Stock outstanding. The presence in person or by proxy of the holders of record of one-third of the total number of shares of Preferred Stock then outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for all matters on which the holders of Preferred Stock vote separately as a class.

      REDEMPTION.  The shares of Preferred Stock are not redeemable.

      REACQUIRED SHARES. Any shares of Preferred Stock converted, exchanged or otherwise acquired by the Company will be retired and canceled, and will become authorized but unissued shares of preferred stock, par value $25.00 per share, to be reissued upon the filing of an appropriate certificate of designation. Such shares may not be reissued as shares of Preferred Stock or any other parity stock unless all of the shares of Preferred Stock are already converted, exchanged or otherwise reacquired.

      LIQUIDATION, DISSOLUTION OR WINDING UP. In the event of any liquidation, dissolution or winding up of the Company, no distribution will be made to the holders of shares of Common Stock or any other class of stock of the Company ranking junior to the Preferred Stock until the holders of the shares of Preferred Stock shall have received a liquidating distribution in the amount of $10.00 per share. Neither the consolidation or merger of the Company with another person nor the sale or other distribution to another person of all or substantially all of the assets, property or business of the Company will be considered a liquidation, dissolution or winding up of the Company for these purposes.

      CONVERSION. Each holder of any shares of Preferred Stock will have the right, at the holder's option, at any time and from time to time, to convert any or all of such shares into Common Stock into a number of shares of Common Stock equal to the product of the number of shares of Preferred Stock being so converted multiplied by the quotient of (i) $2,750 per share of Preferred Stock divided by (ii) $1.00 (the "Conversion Price"). The Conversion Price may be subject to adjustment in certain events including (a) dividends (and other distributions) payable in any class of capital stock of the Company on shares of Common Stock; (b) the issuance to all holders of Common Stock of rights or warrants, entitling holders of such rights or warrants to subscribe for or purchase Common Stock at less than the current market price; (c) subdivisions or combinations of Common Stock; (d) the issuance of any shares of capital stock in reclassification of the Common Stock; or (e) any other action taken by the Company affecting the Common Stock similar to or having an effect similar to the actions described in (a) through (d).

REGISTRATION RIGHTS

      Approximately 37,128,766 shares of Common Stock (of which 27,945,325 shares are issuable upon exercise of certain outstanding warrants or conversion of outstanding shares of Preferred Stock) and 10,000 shares of Preferred Stock (collectively, the "Shares") are entitled to certain rights with respect to their registration under the Securities Act. In the event that the Company proposes to register any of its securities under the Securities Act other than on Forms S-4 or S-8, the holders of the Shares shall be entitled to include their shares in such registration (a "piggyback registration") subject to the right of the underwriters of any such offering to limit the number of such shares. Certain holders of the Shares that participate in a piggyback or demand registration will be subject to a 90-day lockup period on securities of the Company not included in any such registration. The Company has agreed to pay all expenses in connection with each registration statement prepared pursuant to the Registration Agreement, other than underwriting discounts and selling commissions, which shall be borne by the participating sellers in proportion to the number of shares sold by each.

CERTAIN ANTI-TAKEOVER PROVISIONS

      The Certificate and Bylaws of the Company and Delaware law contain several provisions that may make the acquisition of control by the Company by means of a tender offer, open market purchases, a proxy fight, or otherwise more difficult.

DELAWARE LAW

      Section 203 of the Delaware General Corporation Law ("Section 203") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Interested Stockholder"). Section 203 prevents, for a period of three years following the date that a person becomes an Interested Stockholder, the following types of transactions between the corporation and the Interested Stockholder (unless certain conditions, described below, are met): (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder, and (e) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

      The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction, if, upon the consummation of the transaction whereby such stockholder becomes an Interested Stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders, by the holders of at least 662/3% of the outstanding voting stock not owned by the Interested Stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an Interested Stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves
(a) certain mergers or consolidations involving the corporation, (b) a sale or other transfer of over 50% of the aggregate assets of the corporation, or (c) a tender or exchange offer for 50% of more of the outstanding voting stock of the corporation.

      A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such a charter or bylaw amendment.

BOARD OF DIRECTORS

      CLASSIFIED BOARD OF DIRECTORS. The Certificate and Bylaws provide for the Company's Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors is elected each year. The classification of directors will have the effect of making it more difficult for stockholders of the Company to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the directors on the Board. In addition, one director in each class is elected by the holders of Preferred Stock, voting as a class.

      NUMBER OF DIRECTORS. The Bylaws provide that the number of directors shall be not less than three nor more than 15, the exact number to be fixed from time to time by the Board of Directors. Vacancies in the Board or newly created directorships resulting from an increase in the number of directors may be filled by a majority of the remaining directors. Accordingly, the Board could prevent any stockholder from obtaining majority representation on the Company's Board by enlarging the size of the Board and filling the new directorships with the Board's own nominees.

      REMOVAL OF DIRECTORS. The Certificate and the Bylaws provide that a director may be removed only for cause. "Cause" is defined to exist only if the director has been (x) convicted of a felony, adjudicated to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to the Company in a manner of substantial importance to the Company or adjudicated to be mentally incompetent, which mental incompetency directly affects his or her ability as a director of the Company and (y) such conviction or adjudication was made by a court of competent jurisdiction and is no longer subject to appeal.

CERTAIN VOTING REQUIREMENTS IN THE CERTIFICATE AND BYLAWS

      AMENDMENT OF CERTIFICATE. The affirmative vote of the holders of at least 662/3% of the voting power of all outstanding voting shares of the Company is required to alter, amend, adopt any provision inconsistent with, or repeal the provisions of the Certificate of Incorporation relating to the election, removal and classification of directors and amendment of the Bylaws.

      AMENDMENTS TO BYLAWS. The Certificate and Bylaws further provide that the Board has the power to make, alter, amend and repeal the Bylaws (except so far as bylaws adopted by the stockholders of the Company otherwise provide). Notwithstanding the foregoing, the Bylaws may not be altered, amended or repealed, and no provision inconsistent therewith may be adopted, by action of the stockholders without the affirmative vote of at least 662/3% of the voting power of all the outstanding shares of the Company.

      SUPERMAJORITY VOTE FOR CERTAIN TRANSACTIONS. Under Delaware law, and subject to certain exceptions, unless a greater vote is required in the corporation's certificate of incorporation, a merger, consolidation or dissolution of a corporation may be approved by a majority vote of the outstanding stock of the corporation entitled to vote thereon. The Certificate contains provisions that require the approval of holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote as a condition for any of the following actions: (i) a merger or consolidation, (ii) a share exchange, (iii) the adoption of any plan or proposal for liquidation, dissolution or reorganization and (iv) a sale, lease or other disposition of all or substantially all of the Company's assets (on a consolidated basis). The 80% voting requirement is not applicable if such action is approved by a majority of the Continuing Directors of the Company prior to the transaction. The term "Continuing Director" is defined to mean (i) any member of the Board as of December 31, 1992, (ii) any new director who is proposed to be a director of the Company by a majority of the Continuing Directors then on the Board and (iii) any successor of a Continuing Director who is recommended to succeed a continuing Director by a majority of the Continuing Directors then on the Board. The affirmative vote of the holders of at least 80% of the voting power of all outstanding voting shares of the Company is required to amend, repeal, or adopt any provisions inconsistent with, the provisions of the Certificate of Incorporation described in this paragraph.

      APPROVAL OF CERTAIN TRANSACTIONS BY PREFERRED STOCK DIRECTOR. The Bylaws require the approval of a majority of the entire Board of Directors, which majority must include at least one director elected by a class vote of the holders of Preferred Stock, to take, approve or otherwise ratify the following actions: (i) the issuance of equity securities or options, warrants or other subscription or purchase rights with respect to equity securities of the Company or any of its subsidiaries, (ii) the declaration of any dividend, (iii) the incurrence, assumption, and/or refinancing of any indebtedness of the Company or any of its subsidiaries, (iv) the adoption of any employee stock option or similar plan, (v) the entering into of an employment or consulting agreement with an aggregate payment exceeding $100,000 per annum, (vi) (x) any merger or consolidation of the Company or any of its subsidiaries with one or more Persons or (y) the merger or consolidation of one or more persons into or with the Company or any of its subsidiaries, (vii) any sale, conveyance, exchange or transfer to another Person of (x) the voting stock of the Company or any of its subsidiaries or (y) all or substantially all of the assets of the Company or any of its subsidiaries, (viii) outside of the ordinary course of business, (x) any sale, conveyance, exchange, transfer or lease or other disposition to another Person of any material assets, rights or properties of the Company or any of its subsidiaries or (y) any purchase, lease or other acquisition of any material assets, rights or properties of another Person, (ix) subject to exceptions, expenditures by the Company or any of its subsidiaries in excess of $300,000,
(x) the formation of any Company or entity, all of the shares or equity interests of which are not owned by the Company, directly or indirectly, (xi) any material changes in accounting methods or policies of the Company or any of its subsidiaries, (xii) any amendment, modification or restatement of the Restated Certificate of Incorporation and Bylaws of the Company, or the certificate of incorporation of any subsidiary of the Company, (xiii) the settlement of any claim, proceeding, arbitration or other action involving the Company if the Company or any subsidiary thereof would be required to pay an aggregate amount in excess of $50,000 in connection with such settlement, (xiv) the approval or amendment of the annual operating budget of the Company, (xv) taking any other action which is other than in the ordinary course of business, and (xvi) agreeing to take any of the foregoing actions. For purposes of this paragraph, "Person" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental authority or other entity.

                              PLAN OF DISTRIBUTION

      All or part of the Common Stock offered hereby may be sold by the Selling Stockholders from time to time in transactions on the OTC Bulletin Board, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at prices related to such market prices, either directly or through brokers or to dealers, to the extent that such prices are obtainable and satisfactory to the Selling Stockholders. It is anticipated that any commissions with respect to such sales will not exceed regular brokerage commissions. The Selling Stockholders, and brokers executing selling orders on behalf of the Selling Stockholders and dealers to whom the Selling Stockholders may sell, may be deemed "underwriters" within the meaning of the Securities Act. Any profit represented by the excess of the selling price over the cost of the shares sold in the case of dealers, or any commission received in the case of brokers, may be deemed to be underwriting discounts or commissions under the Securities Act.

      In connection with the sales of Offered Securities, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, the broker-dealers may engage in short sales of shares of Common Stock registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell shares of Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus.

     The Company will inform the Selling Stockholders that the anti-manipulation rules under Regulation M under the Exchange Act may apply to their sales in the market and will furnish the Selling Stockholders upon request of a copy of these rules. The Company will also inform the Selling Stockholders of the need for delivery of copies of this Prospectus in connection with the sale of any of the Offered Securities registered hereunder.

      The expenses of registration incurred in connection with this offering, estimated at $50,000, will be paid by the Company, but all selling and other expenses incurred by Selling Stockholders will be borne by such Selling Stockholders.

      The Selling Stockholders may sell all or part of the Common Stock offered hereby pursuant to Rule 144 under the Securities Act.

                                  LEGAL MATTERS

      The validity of the Common Stock offered hereby has been passed upon for the Company by Butler & Binion, L.L.P., Houston, Texas.

                                     EXPERTS

      The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, incorporated in this prospectus by reference from the Company's annual report on Form 10-KSB, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon the authority of said firm as experts in auditing and accounting.

      The financial statements of 1818 Oil Corp. as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, incorporated herein by reference to the Company's Report on Form 8-K/A, filed May 29, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

      Information incorporated by reference into this prospectus regarding the estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom is based upon estimates of such reserves and present values prepared by or derived from estimates included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, prepared by Netherland Sewell and Associates, independent petroleum engineers, and incorporated herein by reference. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

================================================================================

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN VAALCO ENERGY, OFFER TO SELL, AS A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN INC. THOSE TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY STATE WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----
             Available Information ...............................     1
             Incorporation of Certain
                Documents by Reference ...........................     1
             The Company .........................................     2
             Risks Factors .......................................     3
             Selling Stockholders ................................    10
             Use of Proceeds .....................................    12
             Description of Capital Stock ........................    12
             Plan of Distribution ................................    17
             Legal Matters .......................................    18
             Experts .............................................    18



                                5,865,325 Shares

                                 VAALCO ENERGY,
                                      INC.

                                  COMMON STOCK

                    ----------------------------------------

                               P R O S P E C T U S

                    ----------------------------------------

                                 JULY    , 1998

================================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

      All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated expenses payable by VAALCO Energy, Inc. (the "Company") in connection with the issuance and distribution of the Offered Securities to be registered are as follows:

      Securities Act registration fee................................ $  4,289
      Printing costs.................................................   10,000
      Legal fees and expenses........................................   25,000
      Accounting fees and expenses...................................   10,000
      Miscellaneous..................................................      711
            Total....................................................   50,000
                                                                        ======


      All of the foregoing estimated costs, expenses and fees will be borne by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware, pursuant to which the Company is incorporated, provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative, or investigative suit or action except actions by or in the right of the corporation if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person has been adjudged liable to the corporation unless the Delaware Court of Chancery or other court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and or purchase indemnity insurance on behalf of its directors and officers. Article Eight of the Restated Certificate of Incorporation of the Company and Article VII the Bylaws of the Company provide, in general, that the Company may indemnify its officers and directors to the full extent of Delaware law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibit Number and Description.

      1.    Underwriting Agreement. *
      2. Plan of acquisition, reorganization, arrangement, liquidation or succession.*

      4.    Instruments  defining  the rights of security  holders,  including indentures
            4.1   --  Restated Certificate of Incorporation**
            4.2   --  Certificate of Amendment to Restated Certificate of
                      Incorporation**
            4.3   --  Bylaws**
            4.4   --  Amendments to Bylaws**
       5.   Opinion re legality
            5.1       Opinion of Butler & Binion, L.L.P.
       8.   Opinion re tax matters*
      15.   Letter on unaudited interim financial information*
      23.   Consents of experts and counsel
            23.1  --  Consent of Deloitte & Touche LLP
            23.2  --  Consent of PricewaterhouseCoopers L.L.P.
            23.3  --  Consent of Butler & Binion, L.L.P. (included in their opinion filed as Exhibit 5.1)
            23.4  --  Consent of Netherland Sewell and Associates**
      24.   Power of attorney**
      25.   Statement of eligibility of trustee*
      26.   Invitations for competitive bids*
      27.   Financial Data Schedule*
      99.   Additional Exhibits
            99.1  --  Registration Rights Agreement among the Company and The
                      1818 Fund II, L.P., dated April 21, 1998 (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K, dated April 21, 1998, File No. 000-20928)
            99.2  --  Registration Rights Agreement dated April 21, 1998, by and among the Company, Jefferies & Company, Inc. and the inventors listed therein. (incorporated by reference to
                      Exhibit 2.4 to the Company's Current Report on Form 8-K, dated April 21, 1998, File No. 000-20928)
            99.3  --  Registration Rights Agreement, dated July 28, 1997, by and among the Company, Jefferies & Company, Inc. and the investors listed therein (incorporated by reference to
                      Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter period ended June 30, 1997, File No. 000-20928).
----------------
*  Inapplicable to this filing
** Previously filed.
ITEM 17. UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) Include any additional or changed material information on the plan of distribution.

      Paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Securities Exchange Act of 1934.

      (2) That for determining liability under the Securities Act of 1933, as amended, treat each such post-effective amendment as a new registration statement of the securities offered and the offering of the securities shall be the initial bona fide offering.

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 29th day of July, 1998.

                                          VAALCO ENERGY, INC.


                                          By:   /s/ W. RUSSELL SCHIERMAN
                                                W. Russell Scheirman
                                                President, Chief Financial
                                                Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

            NAME                        TITLE                 DATE
            ----                        -----                 ----

/s/ ROBERT L. GERRY III*        Chairman of the Board     July 29, 1998
Robert L. Gerry III             and Chief Executive
                                Officer (Principal
                                Executive Officer)


/s/ W. RUSSELL SCHEIRMAN*       President, Chief          July 29, 1998
W. Russell Scheirman            Financial Officer and
                                Director (Principal
                                Financial and
                                Accounting Officer)


/s/ VIRGIL A. WALSTON, JR.*     Vice Chairman of the      July 29, 1998
Virgil A. Walston, Jr.          Board and Chief
                                Operating Officer

/s/ LAWRENCE L. TUCKER*         Director                  July 29, 1998
Lawrence L. Tucker

/s/ T. MICHAEL LONG*            Director                  July 29, 1998
T. Michael Long

/s/ WALTER W. GRIST*            Director                  July 29, 1998
Walter W. Grist

/s/ ARNE R. NIELSON*            Director                  July 29, 1998
Arne R. Nielson


*By: /s/ W. RUSSELL SCHEIRMAN
         W. Russell Scheirman
         Attorney in fact
                                      -6-